UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 23, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Refinancing of Acquisition Loans

As described in the Offering Circular for Landa App 3 LLC (the “Company”) each of the Company’s series (each a “Series,” and collectively the “Series”) may seek to refinance any outstanding indebtedness, including the Acquisition Notes, with an additional mortgage or other debt financing, including with either an affiliate or a third party. The Company has refinanced a portion of each of the Acquisition Notes with respect to its six existing Series with senior secured loans provided by IceCap Sub-REIT II, LLC (“IceCap”) and  Conventus LLC (“Conventus”). In connection with the refinancings, the Company entered into two loans with IceCap (the “Ice Cap Loans”) and four loans with Conventus (the “Conventus Loans” and together with the IceCap Loans, the “Loans”), in the amounts and on the terms set forth below. In connection with each of the Loans, the Company entered into six separate loan agreements (the “Loan Agreements”) with the IceCap Loans being funded on August 23, 2022 and the Conventus Loans being funded August 25, 2022.

The Loan Agreements include customary representations, warranties, covenants and terms and conditions for transactions of this type, including limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loans and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under a Loan Agreement could result in the applicable Loan becoming immediately due and payable.

Each Loan is secured by the multifamily rental property (each a “Property”) held as the primary asset of each Series, as set forth in the table below, as well as the assets associated with such Property, including, but not limited to, the capital reserve account established pursuant to the terms of each Loan Agreement, and all personal property attached to each Property. Each Loan is also secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the [Company?] for the benefit of the Company in the future. In connection with the Loans, the Company was required to hold title to each of the Properties secured under the applicable Loan. However, pursuant to each Loan Agreement, the Loans are non-recourse and the lenders’ only recourse with respect to each Series is the specific Property held by such Series.

Each Loan is evidenced by a Secured Note, with respect to the IceCap Loans (the “IceCap Notes”), and Promissory Note, with respect to the Conventus Loans (the “Conventus Notes”, and collectively, the “Notes”), executed by the Company in favor of the lender. Each Note requires payments of interest only for the term of such Note, with the principal balance due upon maturity. The failure to make interest payments under a Note when due would constitute an event of default under the Note, permitting the lender to require the immediate payment of all amounts outstanding under the Note, and if the Company is unable to pay all such amounts, the lender would be entitled to foreclose on the applicable Property securing such Note and force its sale to recover all such unpaid amounts. Further, under the terms of the IceCap Notes, IceCap shall adjust the interest rate under the applicable IceCap Note on a monthly basis, based on 30-day average Secured Overnight Financing Rate; provided however that (a) any adjustment to the interest rate shall not exceed one percent (1%) and (b) in no event shall the interest rate be less than nine percent (9%) or exceed fourteen percent (14%). In addition, each Note provides that if the Company is more than 30 days late in making any regular monthly interest payment or otherwise in default under such Note or the other Loan Agreements entered into in connection with the Loan, all amounts outstanding under such Note will be due and payable. Each Note also permits the Series to prepay and discharge the amounts outstanding under such Note.

Lender	Property	Principal Amount	Annual Interest Rate		Interest Payment Commencement Date	Maturity Date
IceCap	1363 Hancock Street, Brooklyn, NY 11211	$1,225,000.00	9.307	%*	October 1, 2022	September 1, 2023
IceCap	996 Greenwood Ave NE, Atlanta, GA 30306	$1,012,000.00	9.307	%*	October 1, 2022	September 1, 2023
Conventus	6696 Mableton Parkway SE, Mableton, GA 30126	$341,250.00	8.990	%**	October 1, 2022	September 1, 2023
Conventus	368 Irwin Street NE, Atlanta, GA 30312	$810,000.00	8.990	%**	October 1, 2022	September 1, 2023
Conventus	132 Cornelia Street, Brooklyn, NY 11221	$1,256,250.00	8.990	%**	October 1, 2022	September 1, 2023
Conventus	24 Ditmars Street, Brooklyn, NY 11221	$1,277,500.00	8.990	%**	October 1, 2022	September 1, 2023

*	In the event of a default, the interest rate increases to the lesser of twenty-three percent (23%) or the maximum interest rate permitted under law

**	In the event of a default, the interest rate increases to the lesser of twenty-four percent (24%) or the maximum interest rate permitted under law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2022	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chairman, Chief Executive Officer, and President

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